SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

Nano Dimension Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

63008G104

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63008G104	13G	Page 2 of 10 Pages

1.	Names of Reporting Persons Amit Dror
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 10,909,750[1]
	7.	Sole Dispositive Power 2,731,188[2]
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,909,750[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 22%
12.	Type of Reporting Person (See Instructions) IN

1 Consists of (i) 2,531,186 Ordinary Shares and options to purchase 200,002 Ordinary Shares exercisable within 60 days of December 31, 2016, owned by Amit Dror; (ii) 2,526,187 Ordinary Shares and options to purchase 200,002 Ordinary Shares exercisable within 60 days of December 31, 2016, owned by Simon Anthony-Fried; (iii) 2,526,184 Ordinary Shares and options to purchase 200,002 Ordinary Shares exercisable within 60 days of December 31, 2016, owned by Dagi Shahar Ben-Noon; and (iv) 2,526,185 Ordinary Shares and options to purchase 200,002 Ordinary Shares exercisable within 60 days of December 31, 2016, owned by Sharon Fima. Mr. Dror, Mr. Fried, Mr. Ben-Noon and Mr. Fima, are parties to a voting agreement, pursuant to which the parties have agreed to vote together all of their voting securities.

2 Includes options to purchase 200,002 Ordinary Shares exercisable within 60 days of December 31, 2016.

CUSIP No. 63008G104	13G	Page 3 of 10 Pages

1.	Names of Reporting Persons Simon Anthony-Fried
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 10,909,750[1]
	7.	Sole Dispositive Power 2,726,189[2]
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,909,750[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 22%
12.	Type of Reporting Person (See Instructions) IN

1 Consists of (i) 2,531,186 Ordinary Shares and options to purchase 200,002 Ordinary Shares exercisable within 60 days of December 31, 2016, owned by Amit Dror; (ii) 2,526,187 Ordinary Shares and options to purchase 200,002 Ordinary Shares exercisable within 60 days of December 31, 2016, owned by Simon Anthony-Fried; (iii) 2,526,184 Ordinary Shares and options to purchase 200,002 Ordinary Shares exercisable within 60 days of December 31, 2016, owned by Dagi Shahar Ben-Noon; and (iv) 2,526,185 Ordinary Shares and options to purchase 200,002 Ordinary Shares exercisable within 60 days of December 31, 2016, owned by Sharon Fima. Mr. Dror, Mr. Fried, Mr. Ben-Noon and Mr. Fima, are parties to a voting agreement, pursuant to which the parties have agreed to vote together all of their voting securities.

2 Includes options to purchase 200,002 Ordinary Shares exercisable within 60 days of December 31, 2016.

CUSIP No. 63008G104	13G	Page 4 of 10 Pages

1.	Names of Reporting Persons Dagi Shahar Ben-Noon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 10,909,750[1]
	7.	Sole Dispositive Power 2,726,186[2]
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,909,750[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 22%
12.	Type of Reporting Person (See Instructions) IN

1 Consists of (i) 2,531,186 Ordinary Shares and options to purchase 200,002 Ordinary Shares exercisable within 60 days of December 31, 2016, owned by Amit Dror; (ii) 2,526,187 Ordinary Shares and options to purchase 200,002 Ordinary Shares exercisable within 60 days of December 31, 2016, owned by Simon Anthony-Fried; (iii) 2,526,184 Ordinary Shares and options to purchase 200,002 Ordinary Shares exercisable within 60 days of December 31, 2016, owned by Dagi Shahar Ben-Noon; and (iv) 2,526,185 Ordinary Shares and options to purchase 200,002 Ordinary Shares exercisable within 60 days of December 31, 2016, owned by Sharon Fima. Mr. Dror, Mr. Fried, Mr. Ben-Noon and Mr. Fima, are parties to a voting agreement, pursuant to which the parties have agreed to vote together all of their voting securities.

2 Includes options to purchase 200,002 Ordinary Shares exercisable within 60 days of December 31, 2016.

CUSIP No. 63008G104	13G	Page 5 of 10 Pages

1.	Names of Reporting Persons Sharon Fima
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 10,909,750[1]
	7.	Sole Dispositive Power 2,726,187[2]
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,909,750[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 22%
12.	Type of Reporting Person (See Instructions) IN

1 Consists of (i) 2,531,186 Ordinary Shares and options to purchase 200,002 Ordinary Shares exercisable within 60 days of December 31, 2016, owned by Amit Dror; (ii) 2,526,187 Ordinary Shares and options to purchase 200,002 Ordinary Shares exercisable within 60 days of December 31, 2016, owned by Simon Anthony-Fried; (iii) 2,526,184 Ordinary Shares and options to purchase 200,002 Ordinary Shares exercisable within 60 days of December 31, 2016, owned by Dagi Shahar Ben-Noon; and (iv) 2,526,185 Ordinary Shares and options to purchase 200,002 Ordinary Shares exercisable within 60 days of December 31, 2016, owned by Sharon Fima. Mr. Dror, Mr. Fried, Mr. Ben-Noon and Mr. Fima, are parties to a voting agreement, pursuant to which the parties have agreed to vote together all of their voting securities.

2 Includes options to purchase 200,002 Ordinary Shares exercisable within 60 days of December 31, 2016.

CUSIP No. 63008G104	13G	Page 6 of 10 Pages

Item 1(a).	Name of Issuer:

Nano Dimension Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2 Ilan Ramon
Ness Ziona 7403635 Israel

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of Amit Dror, Simon Anthony-Fried, Dagi Shahar Ben-Noon and Sharon Fima (the “Reporting Persons”).

Item 2(b).	Address of Principal Offices or, if None, Residence:

The address of the Reporting Persons is:

2 Ilan Ramon
Ness Ziona 7403635 Israel

Item 2(c).	Citizenship:

The Reporting Persons are Israeli citizens.

Item 2(d).	Title of Class of Securities:

Ordinary Shares

Item 2(e).	CUSIP Number:

63008G104

Item 3.	If the Statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:

Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:__________________________________________________________________________

CUSIP No. 63008G104	13G	Page 7 of 10 Pages

Item 4.	Ownership.

(a)	Amount beneficially owned:

10,909,750[1] shares

(b)	Percent of class:

22%

(c)	Number of shares as to which such persons have:

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 10,909,750 shares

(iii)

Sole power to dispose or to direct the disposition of:

Amit Dror has sole power to dispose or to direct the disposition of 2,731,188 Ordinary Shares, which includes options to purchase 200,002 Ordinary Shares exercisable within 60 days of December 31, 2016.

Simon Anthony-Fried has sole power to dispose or to direct the disposition of 2,726,189, which includes options to purchase 200,002 Ordinary Shares exercisable within 60 days of December 31, 2016.

Dagi Shahar Ben-Noon has sole power to dispose or to direct the disposition of 2,726,186 Ordinary Shares, which includes options to purchase 200,002 Ordinary Shares exercisable within 60 days of December 31, 2016.

Sharon Fima has sole power to dispose or to direct the disposition of 2,726,187 Ordinary Shares, which includes options to purchase 200,002 Ordinary Shares exercisable within 60 days of December 31, 2016.

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

1 Consists of (i) 2,531,186 Ordinary Shares and options to purchase 200,002 Ordinary Shares exercisable within 60 days of December 31, 2016, owned by Amit Dror; (ii) 2,526,187 Ordinary Shares and options to purchase 200,002 Ordinary Shares exercisable within 60 days of December 31, 2016, owned by Simon Anthony-Fried; (iii) 2,526,184 Ordinary Shares and options to purchase 200,002 Ordinary Shares exercisable within 60 days of December 31, 2016, owned by Dagi Shahar Ben-Noon; and (iv) 2,526,185 Ordinary Shares and options to purchase 200,002 Ordinary Shares exercisable within 60 days of December 31, 2016, owned by Sharon Fima. Mr. Dror, Mr. Fried, Mr. Ben-Noon and Mr. Fima, are parties to a voting agreement, pursuant to which the parties have agreed to vote together all of their voting securities.

CUSIP No. 63008G104	13G	Page 8 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2017 (Date)

/s/ Amit Dror
(Signature)

/s/ Simon Anthony-Fried
(Signature)

/s/ Dagi Shahar Ben-Noon
(Signature)

/s/ Sharon Fima
(Signature)

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 63008G104	13G	Page 9 of 10 Pages

EXHIBIT INDEX

A.	Joint Filing Agreement, dated as of February 14, 2017, by and among Amit Dror, Simon Anthony-Fried, Dagi Shahar Ben-Noon and Sharon Fima.

CUSIP No. 63008G104	13G	Page 10 of 10 Pages

JOINT FILING AGREEMENT

The undersigned hereby agree that the Schedule 13G with respect to the Ordinary Shares of NIS 0.1 par value of Nano Dimension Ltd., dated as of February 14, 2017, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

February 14, 2017 (Date)

/s/ Amit Dror
(Signature)

/s/ Simon Anthony-Fried
(Signature)

/s/ Dagi Shahar Ben-Noon
(Signature)

/s/ Sharon Fima
(Signature)